UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number
0-27609

REGATTA CAPITAL PARTNERS, INC.

Maryland	0-27609	20-4550082
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(IRS Employee Identification No.)

222 Milwaukee Street, Suite 304
Denver, Colorado 80206
 (Address of Principal Executive Offices)

(303) 329-3479
(Issuer Telephone Number)

Common Stock
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) Rule 12g-4(a)(2) Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 15d-6	☐ ☒ ☐ ☐ ☐

Approximate number of holders of record as of the certification or notice date:  1,300

Pursuant to the requirements of the Securities Exchange Act of 1934 Regatta Capital Partners, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

By:	/s/ Stephen D. Replin
Stephen D. Replin, President/CEO/Principal Executive Officer April 8, 2013